January 30, 2015

Writer’s Direct Dial: (5411 4809-9522)

E-mail: rtorres@pampaenergia.com

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Re: Pampa Energy Inc.

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 28, 2014

File No. 1-34429

Dear Ms. Thompson,

                                                On behalf of Pampa Energía S.A. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 31, 2014, related to the above-referenced Form 20-F (the “Form 20-F”).

                                                For convenience, we have reproduced below in italics the Staff’s comments and have provided the Company’s responses immediately below those comments.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-16

1.       Please tell us the specific nature of the items included within the line item “Proceeds from funds obtained – CAMMESA operating financing" and clarify why you classify these amounts within cash flows from operating activities rather than cash flows from financing activities. Refer to IAS 7.

It refers to the variation of accounts payables to  CAMMESA, which is Edenor´s main supplier and the only supplier of the energy to be distributed.

The above-mentioned line item is disclosed within cash flows from operating activities, inasmuch as it refers to an unpaid account payable.

Regarding this matter IAS 7 in its paragraph 14 establishes that “Cash flows from operating activities are primarily derived from the principal revenue-producing activities of the entity. Therefore, they generally result from the transactions and other events that enter into the determination of profit or loss”. The increase of this liability corresponds to energy purchases that Edenor then distributes to its customers. Therefore, it is appropriately classified as cash flows from operating activities.

Notes to the Consolidated Financial Statements, page F-19

Note 2: Regulatory Framework, page F-19

2.3.3 PUREE-MMC, page F-47

2.       We note the gain of Ps. 2,933,051,544 recorded for Resolution ES No. 250/13 and ES Note No. 6852/13 and your disclosure on page F-79 that these Resolutions fall within the scope of IAS 20 since “it implies a compensation for the expenses incurred by Edenor in the past.” We have the following comments:

•            Please tell us in sufficient detail how you originally recorded this gain. Please provide us with the journal entries you recorded and clearly explain the nature of each entry. For receivables recorded, please tell us whether you have received cash as of the date of your response. For payables forgiven, please confirm to us that they have been extinguished and you are not required to settle these amounts in the future.

The recording and nature of these concepts are detailed in the tables of Note 2.3.3 to the Financial Statements. Journal entries were as follows:

1)       CMM (Cost Monitoring Mechanism) and financial interest recognition based on Resolution ES (Energy Secretariat) No. 250/13 and ES Note No. 6852/13

DR Other receivables (CMM)                                                      2,933,051,544

DR Other receivables (Net interest CMM – PUREE)              197,508,606

CR Higher Costs Recognition                                                      (2,933,051,544)

CR Financial interest                                                                     (197,508,606)

2)       Offsetting of the receivable from CMM against the PUREE-related liability and against unpaid accounts payables to CAMMESA / Recognition of the receivable from CAMMESA for the remaining balance not offset as of December 31, 2013.

                   DR Other liabilities– PUREE                                                        1,661,101,861

                   DR Payables for purchase of electricity - CAMMESA           1,152,267,285

                   DR Other receivables (CMM).- net of offsetting                     362,720,538

CR Other receivables (CMM recognized in 2013)                   (2,933,051,544)

CR Other receivables (CMM recognized in prior years)         (45,529,534)

CR Other receivables (Net interest CMM – PUREE)              (197,508,606)

As detailed in previous journal entries, the receivable recognized was partially offset with PUREE (Program for the Rational Use of Electric Power) and CAMMESA accounts payables, based on what was established by ES Resolution 250/13 and ES Note 6852/13.

The remaining receivable recorded as of December 31, 2013 for a total amount of $ 362,720,358 was subsequently offset against part of the account payable to CAMMESA (leading to a final balance in 2014 of zero), according to ES Resolution 250 /13 and its subsequent notes and resolutions issued during 2014 (Note ES 4012/14). Therefore, the Company did not receive cash flows from the recognition of the CMM set forth by Resolution 250/13, but the right to offset these receivables against the liabilities from the PUREE and the account payable to CAMMESA for energy purchases. Furthermore, payables were offset with the mentioned receivable, as it is explained previously and as detailed in note 2.3.3 to the financial statements.

In respect to the offsetting, IAS 32 paragraph 42 states that: “A financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position when and only when, an entity:

     (a)  currently has a legally enforceable right to set-off the recognized amounts; and

     (b)  intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.”

Edenor has the right to offset the liability based on ES Resolution 250/13 (a) and the only way to realize the receivable is by offsetting it with PUREE liability and account payable with CAMMESA (b).

•            Please provide us with your analysis under IAS 20 that supports recognition of income during fiscal 2013. Please tell us the nature of any conditions or contingencies related to the amounts recognized and clarify how such conditions and contingencies do not preclude recognition. We note your disclosure on page F-78, for example, that income from a separate Secretary of Energy Resolution, No. 95/2013, has not been recognized due to certain unmet conditions. Please also provide the disclosures required by paragraph 39 in future filings.

CMM is a concept or mechanism applied by the Government aimed to compensate distribution companies for costs increases incurred, until the integral review tariff or similar tariff updates would be signed. The recognition for this increase in costs is made by the Ente Nacional Regulador de la Electridad (“ENRE”, the regulation agency) according to the Agreement signed in 2005.

Below we detail our analysis of IAS 20:

IAS 20 p. 20 establishes that “A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs shall be recognized in profit or loss of the period in which it becomes receivable.

In certain circumstances, government grants may be awarded unconditionally without regard to the entity's future actions, or requirement to incur further costs. Such grants may be given for the entity's immediate financial support, or assistance, or for the reimbursement of costs previously incurred. They may also be given to finance an entity's general activities over a specified period, or to compensate for a loss of income. In some instances, the extent of these grants may constitute a major source of revenue for the entity. Where grants are awarded on such a basis, they should be recognised in the income statement of the period in which they become receivable.

ES Resolution 250/13 and ES Note No. 6852/13 grants the Company CMMs for the period May 2007 to September 2013. Therefore, in Edenor´s case, the recognition of CMM retroactively due to resolution 250/13 corresponds to a "reimbursement of costs previously incurredand the income should be recognized in the period in which the grant or compensation for expenses previously incurred is received, that is as of the issuance date of the Resolution and its subsequent notes.

There are neither conditions nor future actions that the Company would have to perform in order to receive the grant.

In relation to the presentation IAS 20, p. 29 says “Grants related to income are sometimes presented as a credit in the statement of comprehensive income, either separately or under a general heading such as 'Other income'; alternatively, they are deducted in reporting the related expense.”

Due to the materiality of the grant recognized in Edenor, it was presented separately in a line in the financial statements in operating results.

•         In relation with Resolution No. 95/2013 published in the Official Gazette on March 26, 2013, it established a new general-scope system replacing the remuneration scheme applicable until then to all the power generation sector. As mentioned, this Resolution applies to the generation business and not to the distribution sector.

The new remuneration scheme of Resolution 95/2013 comprises three items:

(i)             Fixed Costs Remuneration

(ii)            Variable Costs Remuneration

(iii)          Additional Remuneration: Part of this remuneration is settled directly to the generator and another will be allocated to “new infrastructural projects in the electric sector”, which will be defined by the ES through a trust.

As opposed to the recognition of higher costs set forth by ES Resolution No. 250/13 and ES Note No. 6852/13 explained before, which is not transferred to rates and falls within the scope of IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance” which has been applied by Edenor as it implies a compensation of the expenses incurred by Edenor in the past and provides certainty on its collection as ES  has authorized Edenor to offset receivables generated by such recognition (that is CMM receivables) with the payable recorded by the application of the Program for the Rational Use of Electric Power and the matured Wholesale Electric Market transactions—, the Aitional Remuneration scheme of Resolution 95/2013 explained in (iii) above falls within IAS 18, “Revenue arising from Ordinary Activities” and has not been recognized by the Company during the fiscal year ended December 31, 2013 due to the fact that no elements existed to assert that “it is probable that the economic benefits associated with the transaction will flow to the entity”..

IAS 18 provides that revenue arising from ordinary activities should be recognized when all of the following conditions have been met:

(i)             The entity has transferred to the buyer the significant risks and rewards of ownership;

(ii)            The amount of revenue has been measured reliably;

(iii)          It is probable that the economic benefits associated with the transaction will flow to the seller;

(iv)          The costs incurred or to be incurred in respect of the transaction have been measured reliably.

Due to the fact that condition (iii) above has not been met during the fiscal year ended December 31, 2013, the Company has not recognized as revenue the Additional Remuneration set forth by ES Resolution No. 95/13 relating to the portion destined to the integration of the trust for new infrastructural projects in the electric sector to be defined in the future by the ES. This is so because as at the issuance of the applicable financial statements, the ES had not yet implemented this trust established by ES Resolution No. 95/13 and, therefore, the probability that the Company would recover this generated receivable was uncertain.

We will clarify applicable disclosures required by IAS 20 p. 39 in future filings.

Note 39. Contingencies, page F-161

39.2 CTLL, page F-162

3.       We note on pages F-165 and F-142 that you recognized Ps. 85.2 million as other operating income in fiscal year 2013 for “economic recognition” granted by a contractor and offset the liabilities recorded for the last payment milestone due to the contractor. Please explain to us the nature of this arrangement in greater detail and clarify how you determined your accounting treatment. Please ensure you address how you determined it was appropriate to derecognize a Ps.85.2 million liability.

As a result of the serious delays in the delivery of the expansion work, the lower power produced by the installed steam turbine and other breaches by the joint venture made up of Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A (“the Contractor”), CTLL is currently under an arbitration proceeding brought before an Arbitration Court constituted pursuant to the arbitration rules of the International Chamber of Commerce.

On March 30, 2011, CTLL accepted a proposal by the Contractor (the “March Agreement”) whereby the Contractor granted CTLL a discount (compensation for breaches), which would be offset with pending payments corresponding to the last payment milestone under the agreements.

On March 27, 2013, the parties filed the statements of legal grounds for their respective claims and on July 26, 2013, they filed their answers to the complaint and the counterclaim.

In view of the progress of the different stages of the arbitration proceeding and the recent filing of the statement of legal grounds, as at December 31, 2013, CTLL recorded as income the discount (compensation for breaches)  granted by the Contractor pursuant to the March Agreement in the amount of Ps. 85.2 million, and it has offset the liabilities recorded for the last payment milestone under the agreements for the same amount.

The Company’s expert legal counselors consider that the Contractor’s arbitration claim for the payment of the last contractual milestone and the nullity of the recognition is highly unlikely to succeed based on the following arguments:

•         That the Discount (as defined in the March Agreement) is equivalent to the last payment milestone under the Contracts between CTLL and Isolux, which, for the purposes of the Agreement, had been valued in US$ 18 million.

•         That under the March Agreement such Discount would become effective upon the provisional reception of the works.

•         That in the arbitration proceeding between Isolux and CTLL, Isolux has requested the payment of the last contractual milestone considering that this agreement has been rendered ineffective on account of CTLL’s wilful breach of the March Agreement, the Discount thus being inapplicable.

•         That even though technically the milestone giving rise to the application of the Discount has not taken place, in its arbitration claim CTLL has deducted its amount from the total damages claimed.

•         That Isolux argument on the claim for payment of the last milestone are weak, as there is no legal basis for its argument that CTLL’s breach of the March Agreement on executing the guarantees has rendered the Discount inapplicable.

•         That there is no hypothesis in which the payment of the last contractual milestone may be made effective and the Discount may be rendered inapplicable, since both facts are conditioned upon the occurrence of the provisional reception and, therefore, both are mutually nullified.

•         That CTLL has explicitly recognized the admissibility of the application of the Discount as explained here, and it has expressed that in the statement of legal grounds of the arbitration claim filed before the International Arbitration Court of the International Chamber of Commerce on March 27, 2013.

Taking into account that this matter is under an arbitration proceeding, the accounting treatment was based on IAS 37, paragraph 48, which refers to future events and states that those affecting the amount required to settle the obligation should be reflected in the amount of the provision where there is sufficient objective evidence that they will occur. Furthermore, paragraph 59 provides that provisions shall be reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision shall be reversed.

Based on all these arguments, we consider that the recognition as income of the liability held for the last milestone of the work with Isolux for the breach by the Contractor in relation to the March Agreement, is reasonable, since, upon the presentation of the statement of legal grounds by the parties, the Company’s counselors consider that the probabilities that the Contractor’s arbitration claim for payment of the last contractual milestone and the nullity of the recognition are highly unlikely to succeed, taking into consideration the waiver of the last milestone and the acceptance of the application of a Discount pursuant to the March Agreement.

The Company acknowledges that:

•         The Company is responsible for the adequacy and accuracy of the disclosure in the filing

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities law of the United States.

Any questions relating to this response letter should be directed to me at 5411 4809-9522 and to my colleague, Gerardo Paz, at 5411 4809-9515. We can both be reached by facsimile at 5411 4809-9600.

 Sincerely,

/s/ Ricardo Torres